Exhibit 21.1

Subsidiaries of FS Investment Corporation

Name of Subsidiary	State of Incorporation or Organization
Broad Street Funding LLC	Delaware
FSIC Investments, Inc.	Delaware
IC American Energy Investments, Inc.	Delaware
IC Altus Investments, LLC	Delaware
IC Arches Investments, LLC	Delaware
Locust Street Funding LLC	Delaware
Race Street Funding LLC	Delaware